UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)
EMMIS COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

J. SCOTT ENRIGHT
ONE EMMIS PLAZA
40 MONUMENT CIRCLE, SUITE 700
Indianapolis, Indiana 46204
(317) 266-0100
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
JOHN J. MCCARTHY, JR.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 450-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, by Emmis Communications Corporation, an Indiana corporation (“Emmis”). The Schedule 14D-9 relates to the offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis, and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”), pursuant to and subject to the terms and conditions set forth in the Offer to Purchase, dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in this Amendment No. 5 or the Schedule 14D-9.
     The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:
Item 4. The Solicitation or Recommendation.
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text in its entirety after the last paragraph of “Background and Reasons for the Recommendation of the Board — Background”:
     “In light of the ongoing discussions and negotiations between the representatives of JS Acquisition, Emmis and Alden and the representatives of the Locked-Up Holders as of August 9, 2010, Emmis further extended the Exchange Offer until 5:00 p.m., New York City time, on Friday, August 13, 2010 and adjourned the special meeting of Emmis shareholders, which was convened at 6:30 p.m., local time, on Friday, August 6, 2010, at Emmis’ Headquarters, to vote on the Proposed Amendments, until 6:30 p.m., local time, on Friday, August 13, 2010, at Emmis’ Headquarters, and JS Acquisition further extended the Offer until 5:00 p.m., New York City time, on Friday, August 13, 2010. On the same day, Emmis (with the approval of the Committee) consented to the further extension of the Offer, and JS Parent consented to the further extension of the Exchange Offer, pursuant to the terms of the Merger Agreement. Also on that same day, Alden consented to the further extension of the Offer and the Exchange Offer pursuant to the terms of the Alden Purchase Agreement.
     Also on August 9, 2010, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed an Amendment to their combined Statement on Schedule TO and Schedule 13E-3 with the SEC and issued a press release announcing the further extension of the Offer. On that same day, Emmis filed Amendment No. 5 to its Schedule TO/13E-3 with the SEC and issued a press release announcing the further extension of the Exchange Offer and the adjournment of the special meeting of Emmis shareholders. During the extension of the Offer and the Exchange Offer, JS Parent, JS Acquisition and Mr. Smulyan have stated that they expect to continue to negotiate with the Locked-Up Holders and consider other options, including an alternative structure that would still allow a tender offer for the Shares to proceed without any changes to the terms of the Existing Preferred Stock and without an offer by Emmis to exchange the New Notes for the Existing Preferred Stock. As of August 9, 2010, there was no assurance that either an agreement would be reached with the Locked-Up Holders or that an alternative structure could be implemented.”
     The Amendment to the combined Statement on Schedule TO and Schedule 13E-3 with respect to the Offer is filed as Exhibit (a)(1)(xxii), JS Acquisition’s press release is filed as Exhibit (a)(1)(xxiii), the Amendment to the Definitive Proxy Statement/Offer to Exchange is filed as Exhibit (a)(1)(xxi) and Emmis’ press release is filed as Exhibit (a)(1)(xxiv). All four documents are incorporated herein by reference.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the penultimate paragraph under the heading “Shareholder Litigation”, and replacing the deleted text with the following:
     “That same day, the Defendants in the Frank case, pending in the United States District Court for the Southern District of New York, filed a motion requesting a) dismissal of that action for improper venue, b) transfer of the action to the United States District Court for the Southern District of Indiana or c) a stay of the action pending resolution of the Primich case. On August 6, 2010, the parties in the Frank case jointly submitted for the Court’s approval a Stipulation and Order to Transfer Venue. If the stipulation is approved in its current form, the Frank case would be transferred to the United States District Court for the Southern District of Indiana, and Defendants would have until September 3, 2010 to respond to the complaint.”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits:

(a)(1)(xxi)	Amendment No. 5 to the Definitive Proxy Statement/Offer to Exchange, dated August 9, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

(a)(1)(xxii)	Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010 (incorporated by reference to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

(a)(1)(xxiii)	Press Release, dated August 9, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xvii) to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

(a)(1)(xxiv)	Press Release, dated August 9, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xvii) to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President,
General Counsel and Secretary

     Date: August 9, 2010

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Letter, dated June 2, 2010, from the Committee of Disinterested Directors to the holders of the shares of Class A Common Stock, par value $0.01 per share, of Emmis Communications Corporation.

*(a)(1)(ii)	Offer to Purchase, dated June 2, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(1)(iii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(a)(l)(iv)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(l)(v)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(x) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(l)(vi)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(a)(1)(vii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(viii)	Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010 (incorporated by reference to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(ix)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(1)(x)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

*(a)(1)(xi)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated July 1, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(1)(xii)	Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010 (incorporated by reference to Amendment No. 2 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 1, 2010).

*(a)(1)(xiii)	Definitive Proxy Statement/Offer to Exchange, dated July 6, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

Exhibit	Description
*(a)(1)(xiv)	Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010 (incorporated by reference to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(1)(xv)	Press Release, dated July 6, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(1)(xvi)	Press Release, dated July 6, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 3 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on July 6, 2010).

*(a)(1)(xvii)	Press Release, dated August 3, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(1)(xviii)	Press Release, dated August 3, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(1)(xix)	Amendment No. 4 to the Definitive Proxy Statement/Offer to Exchange, dated August 4, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(a)(1)(xx)	Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010 (incorporated by reference to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

(a)(1)(xxi)	Amendment No. 5 to the Definitive Proxy Statement/Offer to Exchange, dated August 9, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

(a)(1)(xxii)	Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010 (incorporated by reference to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

(a)(1)(xxiii)	Press Release, dated August 9, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xvii) to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

(a)(1)(xxiv)	Press Release, dated August 9, 2010, issued by Emmis Communications Corporation (incorporated by reference to Exhibit (a)(1)(xvii) to Amendment No. 5 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 9, 2010).

*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

Exhibit	Description
*(a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(5)(viii)	Complaint of Richard Frank, on behalf of himself and others similarly situated v. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 10 CIV 5409, filed in the United States District Court of the Southern District of New York, on July 15, 2010 (incorporated by reference to Exhibit (a)(5)(viii) to Amendment No. 4 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on August 4, 2010).

*(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communication Corporation with the SEC on May 27, 2010).

*(d)(iii)	Securities Purchase Agreement dated, May, 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iv)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and the Rolling Shareholders (as defined

Exhibit	Description
therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

*(d)(v)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 2, 2010).

*(d)(vi)	Lock-Up Agreement, dated July 9, 2010, by and among the Locked-Up Holders (as defined therein) (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Amalgamated Gadget, L.P. with the SEC on July 9, 2010).

*(e)(i)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008 (incorporated by reference to Exhibit 10.19 to the Form 8-K filed by Emmis Communications Corporation with the SEC on January 7, 2009).

*(e)(ii)	Emmis’ Annual Report on Form 10-K for the fiscal year ended February 28, 2010 (incorporated by reference to the Annual Report on Form 10-K filed by Emmis Communications Corporation with the SEC on May 7, 2010).

*	Previously filed.